PAMPA ENERGÍA S.A. ANNOUNCES THE EXPIRATION AND TENDER RESULTS FOR ITS CASH TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING SERIES 1 7.500% NOTES DUE 2027

BUENOS AIRES, ARGENTINA (September 5, 2024) — Pampa Energía S.A. (“Pampa,” the “Company” or “we”) today announced the expiration and tender results of the previously-announced offer by the Company to purchase for cash (the “Offer”) from each registered holder (each, a “Holder” and, collectively, the “Holders”) any and all of its outstanding Series 1 7.500% Notes due 2027 (the “Notes”) issued by the Company under the indenture dated as of January 24, 2017 (the “Indenture”).

The Offer expired at 8:00 a.m., New York City time, on September 5, 2024 (such date and time, the “Expiration Time”). The Offer was made by the Company pursuant to the offer to purchase dated August 26, 2024 (the “Offer to Purchase”) and the related guaranteed delivery instruction (the “Notice of Guaranteed Delivery,” and together with the Offer to Purchase, the “Offer Documents”). The principal purpose of the Offer was to purchase for cash any and all of the outstanding Notes. The Company intends to finance the purchase of the Notes with the proceeds of the offering of a concurrent issuance of new notes made in reliance on one or more exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended.

The Company has been advised that, as of the Expiration Time, U.S.$396,816,000 in aggregate principal amount of Notes, or approximately 52.91% of the Notes outstanding, have been validly tendered and not validly withdrawn pursuant to the Offer.

Additionally, Guaranteed Delivery instructions were submitted for U.S.$630,000 in aggregate principal amount of Notes, or approximately 0.08% of the Notes outstanding, as of the Expiration Time. In order to be eligible to participate in the Offer, holders of Notes reflected in such Guaranteed Delivery instructions received by the Company prior to the Expiration Time must validly tender such Notes pursuant to the Guaranteed Delivery Procedures (as defined in the Offer Documents) by 5:00 p.m., New York City time on September 9, 2024, unless extended by the Company.

The Company has accepted for purchase all of the Notes validly tendered in the Offer and not validly withdrawn on or prior to the Expiration Time. Notes accepted for purchase, including Notes tendered pursuant to Guaranteed Delivery Procedures, will be paid in full by the Company on September 10, 2024 (the “Settlement Date”).

The final principal amount of Notes that will be purchased by the Company on the Settlement Date is subject to change based on deliveries of Notes pursuant to the Guaranteed Delivery Procedures. A press release announcing the final results of the Offer is expected to be issued on or promptly after the Settlement Date.

The Notes and other information relating to the Offer are listed in the table below:

Notes	CUSIP / ISIN / Common Code Numbers	Outstanding Principal Amount	Offer Consideration(2) (3)
Series 1 7.500% Notes due 2027	697660 AA6/ US697660AA69 / 155564636 P7464E AA4/ USP7464EAA49 / 155566132	U.S.$ 750,000,000(1)	U.S.$1,000

(1)	Including U.S.$153 million principal amount of Notes which are held by a third party lender of the Company as security for such financing.
(2)	Per U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase. The Offer Consideration does not include accrued interest.
(3)	Holders will also receive accrued interest from and including the last interest payment date for the Notes up to but not including the Settlement Date.

Holders who had validly tendered and not withdrawn their Notes at or before the Expiration Time are entitled to receive U.S.$1,000 per U.S.$1,000 principal amount of the Notes tendered (the “Offer Consideration”), on the Settlement Date. In addition, Holders whose Notes were purchased in the Offer will receive accrued and unpaid interest from and including the last interest payment date for the Notes up to but not including the Settlement Date. For the avoidance of doubt, accrued interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer, including those tendered by the Guaranteed Delivery Procedures.

The obligation of the Company to pay for Notes validly tendered pursuant to the Offer, or Notes with respect to which a properly completed Notice of Guaranteed Delivery was delivered at or prior to the Expiration Time, is subject to, and conditioned upon, the satisfaction or waiver of certain conditions as set forth in the Offer Documents, in the sole discretion of the Company. The terms and conditions of the Offer are described in the Offer Documents previously distributed to the Holders.

The Company has retained Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to serve as the dealer managers for the Offer, and Banco Santander Argentina S.A. and Banco de Galicia y Buenos Aires S.A.U. to act as local information agents in Argentina. Questions regarding the Offer may be directed to Citigroup Global Markets Inc. at (212) 723-6106 (collect) or (800) 558-3785 (toll-free), Deutsche Bank Securities Inc. at (212) 250-2955 (collect) or (866) 627-0391 (toll-free) , J.P. Morgan Securities LLC at (212) 834-7279 (collect) or at (866) 846-2874 (toll-free) and/or to Santander US Capital Markets LLC at (212) 350-0660 (collect) or at (855) 404-3636 (toll-free). Requests for documents may be directed to Morrow Sodali International LLC (trading as Sodali & Co), the information and tender agent for the Offer, by e-mail at pampa@investor.sodali.com, or by telephone in Stamford at +1 203 658 9457 or in London at +44 20 4513 6933.

Documents relating to the Offer, including the Offer to Purchase and guaranteed delivery instruction, are also available at https://projects.sodali.com/pampa.

None of the Company, the dealer managers, the local information agents or the information agent and tender agent make any recommendations as to whether Holders should tender their Notes pursuant to the Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.

This press release is for informational purposes only and is not a recommendation and is not an offer to sell or a solicitation of an offer to buy any security. The Offer is being made solely pursuant to the Offer Documents.

The Offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In any jurisdiction where the securities, blue sky or other laws require tender offers to be made by a licensed broker or dealer and in which the dealer managers, or any affiliates thereof, are so licensed, the Offer will be deemed to have been made by any such dealer managers, or such affiliates, on behalf of the Company.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Actual results may differ materially from those reflected in the forward-looking statements. We undertake no obligation to update any forward-looking statement or other information contained in this press release to reflect events or circumstances occurring after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

About Pampa

Pampa is an Argentine leading independent energy company, participating in the electricity and gas businesses. We and our subsidiaries, joint ventures and affiliates are engaged in the generation and transmission of electricity, exploration, production, commercialization and transportation of oil and gas, and production of petrochemical products. Our shares are traded on the New York Stock Exchange and the Bolsas y Mercados Argentinos S.A.

For further information, see our website www.pampa.com or contact:

Investor Relations

Phone: +54-11-4344-6000

Email: investor@pampa.com

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